SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

ICON plc

(Translation of registrant's name into English)

Leopardstown, South County Business Park, Dublin 18 Ireland

(Address of principal executive offices)

For the month of July 2002

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐




Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Other Events.

The registrant hereby incorporates by reference the press release attached hereto as Exhibit 99.1 into this report.

Financial Statements and Exhibits.

(c) The following Exhibits are filed as part of this report:

EXHIBIT NO.	DESCRIPTION
99.1	Press Release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ICON Public Limited Company



30 July 2002
Date

Sean Leech
Chief Financial Officer

ICON reports a 64% increase in operating income and EPS $1.16 for FY2002 (NASDAQ:ICLR)

Highlights - Fourth Quarter and Full Year 2002

* Fourth Quarter net revenues increased 36% over the same quarter of last year to $43.0 million and increased 35% on a year-to-date basis, all of which was organic.

* Income from operations increased 50% over the fourth quarter last year to $5.1 million, and increased 64% in the twelve months to May 31, 2002.

* Operating margin increased to 11.8% in the fourth quarter compared to 10.7% for the fourth quarter of last year.

* Diluted earnings per share was 31 cents, up 24% on the same quarter last year. Year-to-date diluted earnings per share was $1.16 compared with 92 cents for the comparable period last year, an increase of 26%.

* A record $53 million of net new business awarded.

Dublin, Ireland, July 30, 2002 – ICON plc (NASDAQ: ICLR), a global contract clinical research organisation, which has approximately 1,700 employees, providing services to the pharmaceutical and biotech industries in 24 locations in 15 countries worldwide, today reported the financial results for its fourth quarter and full year ended May 31, 2002.

Net revenues for the quarter were $43.0 million, representing a 36% increase over net revenues of $31.5 million for the same quarter last year. Income from operations was $5.1 million which represents an increase of 50% from the $3.4 million reported for the fourth quarter last year. Operating margin for the quarter was 11.8% compared to 10.7% for the comparable period last year. Net income for the quarter was $3.8 million or 31 cents per share, on a diluted basis, compared with $3.1 million or 25 cents per share for the fourth quarter last year.

In the year to May 31, 2002, net revenues were $156.6 million, representing a 35% increase over net revenues of $116.2 million reported for fiscal 2001. Operating margin for the year to May 31, 2002 was 11.6% compared to 9.5% for the comparable period last year. Net income was $14.2 million or $1.16 per share, on a diluted basis, compared with $11.0 million or 92 cents per share reported for fiscal 2001.

As of May 31, 2002 the company had net cash, short-term debt and short-term investments of $43.1 million, compared with $45.0 million at February 28, 2002 and $35.9 million at May 31, 2001. Capital expenditure was $3.2 million in the fourth quarter and $10.4 million year to date

Days Sales outstanding, comprising accounts receivable and unbilled revenue less payments on account, were 67 days at May 31, 2002 compared with 70 days at February 28, 2002 and 93 days at May 31, 2001.

"Fiscal 2002 has been another outstanding year for ICON", commented CEO Dr. John Climax. "We are particularly pleased with the strong revenue growth achieved during the year and the further improvement in our operating margins. These results and the record level of new business wins again demonstrate that our unique business model is achieving strong client endorsement in the market place, leading to strong growth in our market share".

Commenting on the outlook, Dr. Climax said, "We began the new fiscal year with 78% of forecast revenues already booked. As the first quarter has progressed this percentage has further strengthened, business flows have remained strong, even through the summer period, and cancellation rates have remained muted. We are therefore very confident in the outlook for fiscal 2003 and are comfortable with current estimates."

The company will hold its fourth quarter conference call today, July 30, 2002 at 11:00 EST [16:00 GMT / 17:00 CET]. This call and linked slide presentation can be accessed live from our website at http://www.iconclinical.com. A recording will also be available on our website for 90 days following the call. In addition, a calendar of company events, including upcoming conference presentations, is available on our website, under "shareholders services". This calendar will be updated regularly.

The statements made in this Press Release may contain forward-looking statements that involve a number of risks and uncertainties. In addition to the matters described in this Press Release, the ability to maintain large client contracts or enter into new contracts, maintain client relationships and the ability to manage the opening of new offices, the integration of new business mergers and acquisitions, as well as other risks and uncertainties detailed from time to time in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, may affect the actual results achieved by ICON. ICON disclaims any intent or obligation to update these forward-looking statements.

The financial information represented herein has been prepared in accordance with U.S. GAAP.

Source: ICON plc

Contact : Investor Relations 1-888-381-7923 or
Sean Leech CFO + 353 –1-216-11-00
Both at ICON.

http://www.iconclinical.com

ICON plc

Consolidated Income Statements
(Audited)

Three months and Twelve months ended May 31, 2002 and 2001
(Dollars, in thousands, except share and per share data)

	Three Months Ended		Twelve Months Ended	
	May 31, 2002	May 31, 2001	May 31, 2002	May 31, 2001
Gross Revenue	65,486	41,286	218,842	151,832
Subcontractor costs	22,489	9,741	62,287	35,669
Net Revenue	42,997	31,545	156,555	116,163
Costs and expenses				
Direct costs	22,925	17,219	83,371	63,800
Selling, general and administrative	13,401	9,614	48,951	36,312
Depreciation and amortization	1,604	1,340	6,020	4,975
Total costs and expenses	37,930	28,173	138,342	105,087
Income from operations	5,067	3,372	18,213	11,076
Interest income (net)	252	592	1,116	2,519
Income before provision of income taxes	5,319	3,964	19,329	13,595
Provision for income taxes	1,504	912	5,129	2,617
Net income	3,815	3,052	14,200	10,978
Net income per ordinary share				
Basic	$0.33	$0.27	$1.22	$0.97
Diluted	$0.31	$0.25	$1.16	$0.92
Weighted average number of ordinary shares				
Basic	11,707,978	11,404,589	11,656,153	11,292,610
Diluted	12,258,968	12,037,958	12,241,820	11,943,849

ICON plc

Summary Balance Sheet Data
(Audited)

May 31, 2002 and May 31, 2001
(Dollars, in thousands)

	May 31, 2002	May 31, 2001
Cash, short term debt and short term investments	43,097	35,855
Accounts receivable	41,306	29,474
Unbilled revenue	26,387	20,508
Payments on account	(19,854)	(11,134)
Total	47,839	38,848
Working Capital	72,923	61,147
Total assets	165,794	128,967
Shareholder's equity	107,561	86,580

Source: ICON plc

Contact: Investor Relations 1-888-381-7923 or
Sean Leech CFO + 353 1 2161 100
both at ICON.

http://www.iconclinical.com